Exhibit 99.1

November 13, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Atrium European Real Estate Limited

Below please find an announcement from Atrium European Real Estate Limited (a company in which Gazit-Globe Ltd. holds approximately 34.6% ownership), whose shares are publicly-traded on the Vienna Stock Exchange in Austria and on the Euronext Stock Exchange in Amsterdam, Holland (dual listed) regarding its financial results for the third quarter of 2012, as published on November 13, 2012.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards, Gazit-Globe, Ltd

.

ATRIUM
European Real Estate

Leader in Shopping Centres in Central and Eastern Europe

ATRIUM FLORA
Bata
SEPHORA

Interim Financial Report
30 September 2012

Our Vision & Strategy

Atrium’s vision is to become the leading owner, operator and developer of food anchored shopping centres in Central & Eastern Europe.

Our portfolio is, and will continue to be, weighted towards income generating shopping centres in our core markets producing long term stable cash flows. Organic growth will be delivered by pro-active hands-on asset management, ensuring we uphold our “retail is detail” approach. Further growth will be achieved through the acquisition of high quality assets in our core countries and through a selected number of development projects, either of new shopping centres or extensions of existing properties. Our balance sheet will be efficient and conservatively managed with modest leverage.

Our Profile

Atrium owns a €2.2 billion portfolio of 155 primarily food anchored retail properties and shopping centres which produced €172 million of annual rental income in 2011 from 1.2 million sqm of gross lettable area. These properties, which are located predominantly in Poland, the Czech Republic, Slovakia and Russia, are managed by Atrium’s internal team of retail real estate professionals. In addition, Atrium owns a €567 million development and land portfolio offering long term future value potential.

Atrium is based in Jersey, Channel Islands and is dual listed on the Vienna and NYSE Euronext Amsterdam Stock Exchanges under the ticker ATRS.

Our Objectives for 2012

•	Maintain the momentum of 2011 and continue to deliver strong operational performance

•	Strengthen our relationships with key tenants by leveraging the size and diversity of our portfolio

•	Supplement organic growth through acquisitions

•	Monetize the land bank through selective developments and extensions

•	Continue to improve our capital structure and maintain an investment grade credit rating

•	Build the Atrium brand

2

Key Performance Indicators

Key performance indicators (€’000)	9M 2012	9M 2011	Change %	1H 2012	3Q 2012	1H 2011	3Q 2011
Gross rental income	144,594	126,255	14.5%	96,157	48,437	85,097	41,158
Like-for-like gross rental income	120,870	114,251	5.8%	80,779	40,091	76,501	37,750
Net rental income	137,453	115,063	19.5%	91,737	45,716	78,041	37,022
Like-for-like net rental income	112,566	105,212	7.0%	76,315	36,251	71,335	33,877
Operating margin	95.1%	91.1%	4.0%	95.4%	94.4%	91.7%	90.0%
EBITDA* excluding the valuation result	113,929	113,951	0.0%	76,447	37,482	55,841	58,110
Adjusted EPRA Earnings	93,936	76,681	22.5%	63,405	30,531	51,288	25,393
Revaluation of standing investments	60,236	112,363	(46.4%)	56,996	3,240	69,056	43,307
Revaluation of developments and land	(35,538)	(30,556)	16.3%	(24,018)	(11,520)	(10,232)	(20,324)
Profit before taxation	120,436	167,183	(28.0%)	90,919	29,517	113,722	53,461
Profit after taxation	106,893	142,919	(25.2%)	76,704	30,189	100,690	42,229
Net cash generated from operating activities	92,220	71,896	28.3%	67,878	24,342	60,282	11,614
IFRS Earnings per share in €	0.29	0.37	(21.6%)	0.21	0.08	0.24	0.13
Adjusted EPRA Earnings per share in €	0.25	0.21	19.0%	0.17	0.08	0.14	0.07

*	EBITDA—Earnings before financial results, taxes, depreciation and amortisation.

Balance Sheet (€’000)	30/9/2012	31/12/2011	Change %
Standing investments at fair value	2,166,633	2,077,246	4.3%
Developments and land at fair value	567,069	587,351	(3.5%)
Cash and cash equivalents	168,941	234,924	(28.1%)
Borrowings	503,946	567,992	(11.3%)
LTV (gross)	18.4%	21.3%	(2.9%)
IFRS NAV per share in €	6.20	6.11	1.5%
EPRA NAV per share in €	6.51	6.36	2.4%

Interim Financial Report 30 September 2012    3

Contents

Key Performance Indicators	3

Statements Regarding Forward Looking Information	4

Group Management Report	5

Business Review	5

Operating Activities	7

Development Activities	9

EPRA Results	10

Interim Financial Statements	12

Condensed Consolidated Interim Financial Statements	12

Notes to the Condensed Consolidated Interim Financial Statements	15

Independent Review Report	20

Directors, Executives and Professional Advisors	23

Statement Regarding Forward Looking Information

This Interim Financial Report includes statements that are, or may be deemed to be, “forward looking statements”. These forward looking statements can be identified by the use of forward looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “may”, “will” or “should” or, in each case their negative or other variations or comparable terminology. These forward looking statements include all matters that are not historical facts. They appear in a number of places throughout this Interim Financial Report and include statements regarding the intentions, beliefs or current expectations of Atrium European Real Estate Limited (“Atrium”) and its subsidiaries (together with Atrium, the “Group”). By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward looking statements are not guarantees of future performance.

You should assume that the information appearing in this Interim Financial Report is up to date only as of the date of this Interim Financial Report. The business, financial condition, results of operations and prospects of Atrium or the Group may change. Except as required by law, Atrium and the Group do not undertake any obligation to update any forward looking statements, even though the situation of Atrium or the Group may change in the future.

All of the information presented in this Interim Financial Report, and particularly the forward looking statements, are qualified by these cautionary statements.

You should read this Interim Financial Report and the documents available for inspection completely and with the understanding that actual future results of Atrium or the Group may be materially different from what Atrium or the Group expects.

4

Group Management Report

Business Review

Continued robust operational performance

During the third quarter of 2012 we built on the successes of the first half year and continued to perform strongly. This was despite the continued slowdown in macroeconomic growth in our region and the uncertainty caused by the on-going issues in the Eurozone. Once again we are very pleased to be able to see our hard work translate into rental income growth on a gross, net and like-for-like rental basis in all of our seven countries of operation (with the exception of Romania where we have a single asset and reported a modest dip in net and net like-for-like rental income).

We have produced a very healthy 14.5% growth in gross rental income (“GRI”) to €144.6 million, a 19.5% improvement in net rental income (“NRI”) to €137.5 million and a market leading 7.0% rise in like-for-like NRI to €112.6 million, when compared to the first nine months of last year. As with the previous quarters this year, this excellent like-for-like growth was primarily due to a strong performance in Russia and the result of our value-driving asset management initiatives across the portfolio.

EPRA occupancy at 30 September 2012 remained solid at 97.7% with an average lease length of 5.6 years, up from 5.0 years at the end of 2011.

The operating margin for the period increased 400 basis points to 95.1% versus 2011 and remains ahead of our full year expectations. Whilst we are very pleased with this excellent result, it was, in part, due to a number of one-off factors, so we do expect it to moderate slightly in the final quarter.

The current market conditions have resulted in a very constrained investment market and the lack of suitable opportunities have resulted in the Group undertaking no major acquisitions so far this year. Our strategy remains firmly to grow through the acquisition of income producing shopping centres, particularly where we believe we could leverage our asset management expertise to create value, and we continue to review and actively seek opportunities in our core markets. During the third quarter we did complete the acquisition from cinema operator Russian Cinema Holdings (“RCH”) of its holding in three of our shopping centres in Russia at Volgograd, Togliatti and Yekaterinburg for a total consideration of €9.3 million. RCH has also now signed new lease agreements and will remain a tenant of the Group at these locations. These transactions have added a further 15,400 sqm of GLA to the portfolio, taking the Group’s total GLA to 1.23 million sqm at 30 September 2012.

Strong pre-letting momentum at our Atrium Felicity development project

Atrium Felicity, our first major greenfield project, has been the main focus of our development team’s efforts during the quarter and, indeed, the year. Construction of this new, state-of-the-art 75,000 sqm shopping centre in Lublin, Poland has commenced and was celebrated officially at a successful and well-attended cornerstone ceremony on 4 October 2012.

More importantly, we have made significant and very encouraging progress in attracting leading international and domestic retailers to the centre. Having announced the forward sale of the 19,700 sqm hypermarket premises to a major international food retailer in the first half of the year, we secured a further major anchor tenant in September when we concluded a 12,500 sqm pre-let to international DIY chain, Leroy Merlin. Subsequent to the quarter-end, we have attracted a number of further significant tenants that have in aggregate taken occupancy to over 79% with an average lease length of over ten years. These include a 1,454 sqm pre-let to leading Polish home appliances and consumer electronics retailer, EURO RTV AGV, a 410 sqm pre-let to SuperPharm and 412 sqm letting to Carry amongst others.

These strong pre-leasing results and quality line-up of international and leading domestic brands, with still over a year to go before completion is scheduled in November 2013, demonstrate the quality of the retail destination on offer and gives us real confidence that we are on track to deliver the dominant shopping centre in this region.

Shareholders wishing to follow live progress as the development progresses can now do so through a webcam linked to our website.

During the quarter we finished construction on our stand-alone retail box development at Gdynia and handed it over to the tenant, Media Markt, for fitting out and full completion is due in the final quarter. At the end of September we also completed the second floor of our Atrium Mosty shopping centre.

Furthermore, in July, we took vacant possession of the 3.8 hectares parcel of land next to our Atrium Copernicus shopping centre in Toruń, Poland and are now finalising our plans for a 20,000 sqm extension.

Profitability, cash flow and balance sheet remain strong

EDITDA, excluding the valuation result, remained strong at €113.9 million, while profit before tax was €120.4 million for the nine month period and €29.5 million for the third quarter. As a result of the operational progress made by the Group during the first nine months we are able to report a 28.3% improvement in net cash generated from operating activities, to €92.2 million, compared to €71.9 million during the first nine months of last year. This cash flow generation was driven by the increase in net rental income and reduction in expenses and also led to a 22.5% increase in adjusted EPRA earnings to €93.9 million, compared to €76.7 million in the first nine months of 2011. This translates into a 19.0% increase in adjusted EPRA earnings per share (“EPS”) to €0.25 per share.

IFRS and EPRA Net Asset Value per share at 30 September 2012 increased to €6.20 and €6.51 per share, respectively, compared to €6.11 and €6.36 per share at 31 December 2011. The increase in our net asset values arising from earnings generated during the period was partially offset by dividend payments and the impact of the acquisition of the 23% minority stake in group subsidiaries in Russia during the first half year.

Interim Financial Report 30 September 2012    5

Group Management Report

Our portfolio of 155 standing investments increased in value to €2,167 million at 30 September 2012 from €2,077 million at the start of the year and included a €60.2 million revaluation, with valuation uplifts evidenced in all four of our key markets of Poland, the Czech Republic, Slovakia and Russia.

As previously reported, in early July we completed the settlement of the tender offer for Atrium’s outstanding bonds maturing in 2013. In total €50.6 million of the outstanding bonds were tendered and settled, resulting in Atrium holding €60.7 million of the €100 million aggregate issuance. The repurchase will be mildly accretive to earnings over the next ten months and has further reduced our gross loan-to-value ratio to 18.4% at 30 September 2012.

Credit rating upgrade

Since our very first involvement with the Company we have clearly stated that regaining an investment grade credit rating was a strategic priority for the management team. We were therefore very pleased to receive an upgrade to BBB- from Standard & Poor’s, in September, and for it to be followed shortly afterwards, in October, by a similar upgrade to BBB- from Fitch.

In addition to the upgrades themselves, we were particularly pleased to note the reasons cited by the agencies for the upgrades. These included ‘reduced exposure to development activities’, ‘steady growth rates in its investment property portfolio’ and ‘the higher proportion of income-producing retail property in Atrium’s asset base’, as well as ‘strong operating performance driven by the growth economies of Central Eastern Europe’, ‘a more mature rental income stream’ and ‘improved lease tenure’. These headlines all clearly recognise our success in implementing strategies to improve operational income, increase exposure to the most stable CEE economies and create a solid platform for growth.

Looking forward, an investment grade rating means we now have far greater access to the unsecured debt markets.

Board’s confidence reflected in increased dividend for 2013

Having made quarterly dividend payments of €0.0425 per share on 30 March, 29 June and 28 September this year, the final quarterly dividend will be paid as a capital repayment on 28 December 2012 to shareholders on the register on 21 December 2012, with an ex date of 19 December 2012, and bringing the total for the year to €0.17 per share.

In addition, and in line with our approach of sharing the Group’s success with its shareholders, while maintaining a prudent ratio of dividend to recurring income, the Board has approved an increase of Atrium’s annual dividend payment for 2013 from €0.17 to at least €0.20 per share, an increase of 17.6%. This will be paid in quarterly instalments and commence at the end of March 2013 (subject to any legal and regulatory requirements and restrictions of commercial viability). This is the third consecutive year that the dividend has been increased since first being introduced in 2009, reflecting the Board’s continued confidence in the Group’s future prospects.

Our markets

The Eurozone crisis and its impact on our areas of operation remains the dominant and recurring theme when assessing the economic performance of the countries in the CEE region. This continued uncertainty once again led the International Monetary Fund (“IMF”) to recently downgrade its growth forecasts for the Eurozone and CEE countries; with the world economy now expected to grow in 2012 at its slowest rate since 2009, when the economic crisis was at its worst.

IMF growth forecasts for our key markets of Poland, the Czech Republic, Russia and Slovakia were all modestly decreased, although the latter’s GDP forecast was increased by 0.2% for 2012. Poland’s economy is now expected to grow 2.4% in 2012 and 2.1% in 2013, with the Czech Republic now due to decline by 1.0% in 2012 (compared to a previous forecast of 0.1% growth) but experience marginal growth of 0.8% in 2013. Russia is still expected to remain the fastest growing economy in our region with 3.7% growth expected in 2012 and 3.8% for 2013. Slovakia has bucked the trend in 2012, with a 20 basis point increase over the previous forecast to 2.6% for 2012 and growth of 2.8% expected for 2013 (against a previous forecast of 3.1%).

However, as we have pointed out in the past, not only is the overriding trend one of continued long term economic growth in our region, it is also expected to outperform the Eurozone where a 0.4% contraction is forecasted this year and just 0.2% growth is anticipated in 2013.

We are encouraged that, so far, this slight lowering of forecasts and reports of slowing growth have not translated into any consistent reduction in consumer spending at our centres in these regions, with those shopping centres in the capitals and largest cities remaining particularly resilient. This underscores our own belief in focusing on the strongest economies in the CEE, which benefit from greater domestic demand, and on supermarket anchored centres that focus on meeting the daily needs of consumers.

Jones Lang LaSalle’s recent retail report noted that Poland, which represents 46.8% of our portfolio, remains a key target for expansion by international brands across all of the retail subsectors, from fashion to electronics and DIY to hypermarkets. Interestingly, the report also noted that these brands also value the attractiveness of smaller cities, even those with a population of below 50,000 residents. The report cited Szczecin, where we acquired the Molo shopping centre last December, and Lublin, where in 2013 we are due to open the new 75,000 sqm Atrium Felicity shopping centre mentioned earlier, as having the lowest volumes of retail space available, underscoring our belief in the importance and potential of these two cities.

Outlook

Our continued ability to consistently grow net, gross and like-for-like income on a quarterly basis, despite the deteriorating economic outlook again demonstrates the quality of our portfolio as well as the strength of our team and its ability to create value. That said, we remain very mindful of the recent reduction in growth forecasts for our region and will continue to proceed with caution when investing shareholders’ funds. We are making considerable progress at our landmark development in Lublin and the increased dividend for next year underlines the Board’s confidence in the Group’s future prospects.

6

Group Management Report

Operating Activities

The positive performance seen in the first half carried through into the third quarter and resulted in Atrium’s 155 standing investment properties producing growth in gross, net and like-for-like rental income in all of our seven countries of operation (with the exception of a modest 1.7% dip in net rental income and 3.5% in like-for-like net rental income at our single asset in Romania), as detailed below:

	Gross rental income			Net rental income
Country	9M 2012 €’000	9M 2011 €’000	Change %	9M 2012 €’000	9M 2011 €’000	Change %
Poland	55,245	46,615	18.5%	55,339	45,474	21.7%
Czech Republic	28,860	19,813	45.7%	26,657	17,517	52.2%
Slovakia	8,451	8,171	3.4%	8,332	8,120	2.6%
Russia	39,382	33,374	18.0%	36,284	28,568	27.0%
Hungary	6,470	6,143	5.3%	5,554	5,304	4.7%
Romania	5,391	5,221	3.3%	4,919	5,004	(1.7%)
Latvia	795	714	11.3%	368	313	17.6%
Subtotal	144,594	120,051	20.4%	137,453	110,300	24.6%
Turkey*	—	6,204	(100.0%)	—	4,763	(100.0%)
Total	144,594	126,255	14.5%	137,453	115,063	19.5%

*	Divested in July 2011.

	Like-for-like gross rental income			Like-for-like net rental income
Country	9M 2012 €’000	9M 2011 €’000*	Change %	9M 2012 €’000	9M 2011 €’000*	Change %
Poland	41,983	41,028	2.3%	42,217	40,401	4.5%
Czech Republic	19,239	19,129	0.6%	17,111	16,912	1.2%
Slovakia	8,258	8,171	1.1%	8,141	8,120	0.3%
Russia	38,734	33,854	14.4%	34,256	28,928	18.4%
Hungary	6,470	6,134	5.5%	5,554	5,452	1.9%
Romania	5,391	5,221	3.3%	4,919	5,096	(3.5%)
Latvia	795	714	11.3%	368	303	21.5%
Like-for-like rental income	120,870	114,251	5.8%	112,566	105,212	7.0%
Remaining rental income	23,724	11,632	104.0%	24,887	9,843	152.8%
Total rental income	144,594	125,883	14.9%	137,453	115,055	19.5%

*	To enhance comparability of GRI/NRI, prior period values for like-for-like properties have been recalculated using the 2012 exchange rates.

GRI for the nine months grew 14.5% over the same period last year to €144.6 million, assisted primarily by the 18.5% and 45.7% uplifts reported in Poland and the Czech Republic that arose principally from the acquisitions of the Promenada, Molo and Atrium Flóra shopping centres last year. In Russia, the higher turnover rents resulting from our asset management initiatives and the continued reduction in the level of temporary discounts previously granted to tenants which, together with rental indexation and the benefit of additional rental income from the RCH transactions, have all contributed to an 18.0% rise in GRI. The restructuring of certain of our Russian centres continues and demonstrates the appetite of international retailers for space at the best centres and we were particularly pleased to welcome Auchan as the new hypermarket operator in our St. Petersburg asset during the quarter. In Slovakia, the 3.4% increase in GRI once again reflects the opening of the 1,100 sqm extension to the Optima centre in Kosice and uplifts from rental indexation. Higher occupancy drove

GRI growth in Hungary and Latvia, while in Romania rental indexation was mainly responsible for the increase. It is worth mentioning again that the GRI result also takes into account the income lost through the July 2011 sale of Trabzon in Turkey, without which the overall improvement increases to 20.4%.

The growth in GRI flowed through into the NRI figure which increased 19.5% to €137.5 million and this, taken together with on-going efficiency improvements and lower ground lease payments, allowed the Group to achieve 21.7% and 52.2% NRI increases in Poland and Czech Republic respectively. In Russia NRI grew by an impressive 27.0%, reflecting both gains in GRI together with a one-off benefit from the recoupment of previous rental discounts and provision releases associated with the RCH transactions.

Interim Financial Report 30 September 2012    7

Group Management Report

On a like-for-like basis the Group produced a 5.8% increase in GRI to €120.9 million and a 7.0% rise in NRI to €112.6 million. As in the first half of the year, this market leading result was predominantly driven by a strong performance in Russia where 14.4% growth in gross and 18.4% growth in net rental income was achieved. Given the current market uncertainty and the macroeconomic slowdown referred to earlier, we are particularly pleased to once again report like-for-like GRI growth across the board and like-for-like NRI increases in all our territories, barring Romania where there was a 3.5% decline. This is a real endorsement of both the portfolio’s ability to produce stable rental income returns and our team’s retail asset management expertise.

Operating margins increased by 4.0% to 95.1%, an excellent result and ahead of our expectations for the full year. The first nine months’

margin benefitted from the additional turnover based rents, rental discount, bad debt and ground lease provision write-backs referred to above and we anticipate that the margin will moderate in the final quarter. Occupancy at 30 September 2012, as measured under the EPRA guidelines, held firm at a very healthy 97.7%.

EBITDA, excluding the valuation result, remained stable at €114 million compared to the first nine months of last year, as the €22 million increase in net rental income, together with approximately €11 million lower legacy legal expenses, were offset by the effect of a €32 million profit on disposal recorded in the prior period and approximately €2 million in higher costs connected with development and land. Adjusted EPRA earnings, which exclude the profit on disposal, increased 22.5% to €93.9 million compared to €76.7 million in the first nine months of 2011.

Standing investments Country	No. of properties	Gross lettable area sqm	Portfolio %	Market value €’000	Portfolio %	Revaluation €’000
Poland	20	377,900	30.6%	1,017,647	46.8%	26,258
Czech Republic	98	373,900	30.4%	445,805	20.6%	3,647
Slovakia	3	65,400	5.3%	144,470	6.7%	5,695
Russia	7	235,900	19.2%	387,081	17.9%	31,814
Hungary	25	104,500	8.5%	85,820	4.0%	(5,695)
Romania	1	53,300	4.3%	70,700	3.3%	(948)
Latvia	1	20,400	1.7%	15,110	0.7%	(535)
Total standing investments	155	1,231,300	100.0%	2,166,633	100.0%	60,236

Standing investments Country	Net equivalent yield* (weighted average) %	Gross running yield (GRY) %	Net running yield (NRY) %	EPRA Occupancy %
Poland	6.9%	7.4%	7.4%	97.1%
Czech Republic	8.0%	8.7%	7.9%	98.2%
Slovakia	7.7%	7.7%	7.5%	97.8%
Russia	12.2%	13.8%	12.1%	98.4%
Hungary	9.2%	10.0%	8.3%	96.6%
Romania	9.4%	10.1%	9.2%	98.0%
Latvia	13.0%	6.9%	2.4%	91.3%
Average	8.3%	9.0%	8.4%	97.7%

*	The net equivalent yield takes into account the current and the potential rental income, occupancy and lease expiry.

The market value of Atrium’s 155 standing investments increased from €2,077 million at year end 2011, to €2,167 million at 30 September 2012 and comprised a 2.9%, or €60.2 million revaluation, €20.2 million of additions, €3.6 million of additional finance leases and €5.4 million of currency translation differences given the strengthening in the Czech Crown. The additions include €9.3 million associated with the acquisition from RCH of premises in the Group’s Volgograd, Togliatti and Yekaterinburg shopping centres in Russia.

All four of our key markets of Poland, the Czech Republic, Slovakia and Russia saw positive revaluations. Poland increased in value by 2.7%, or €26.3 million, resulting from a combination of the recognition of the impact of our significant value driving efforts at Promenada since its acquisition in May 2011, together with a slight yield compression on our Warsaw assets, both of which we mentioned in the first half year report earlier this year.

8

Group Management Report

In Russia, the revaluation increase was 9.4% or €31.8 million. Again this was driven largely by revisions to the estimated rental values and reflects the improving rental environment as well as the impact of our restructuring activities at our Togliatti, Kazan and Yekaterinburg centres. Additionally the revaluation reflects the positive impact of the RCH transaction and some mild yield compression in our two Moscow assets.

The €3.6 million increase in value of the Czech Republic portfolio reflects the successful renegotiation and five year extension of six lease

contracts totalling 62,000 sqm of GLA with Spar, the international food retailing chain. The €5.7 million increase in Slovakia is due to the completion of the 1,100 sqm Optima Kosice shopping centre extension, both of which were reported in the first half year’s results.

Across the portfolio, the total €60.2 million revaluation for the period reflects a €31.0 million increase due to the impact of business performance driving higher rents, occupancies and estimated rental values and a €29.2 million increase due to yield compression.

Development Activities

At 30 September 2012 Atrium’s development and land portfolio was valued at €567.1 million, and comprised 36 projects at all stages of development. In aggregate, 90% of the portfolio by value, and 82%

by size, is concentrated in Poland, Russia and Turkey. We believe that this portfolio has significant long term future value creation potential and will continue to actively manage these projects.

Country	Number of projects	30/9/2012 Market value €’000	Portfolio %	Size of land (hectares)	31/12/2011 Market value €’000
Poland	14	144,294	25.5%	64	142,259
Russia	12	156,420	27.6%	155	178,792
Turkey	4	209,376	36.9%	44	209,376
Others	6	56,979	10.0%	57	56,924
Total	36	567,069	100.0%	320	587,351

We have identified nine priority projects with a building permit for which the required administrative decisions might be obtained in the relatively near term. These developments are primarily focused in Poland and Russia and include a number of lower risk extensions to existing assets. In each case, initial feasibility studies have been completed and the Board has given preliminary “green light” approval to invest and to take the project to the next stage of readiness prior to definitive commitment. Such additional investment may include, for instance, costs associated with amending building permits and confirming interest from potential tenants by securing pre-leasing agreements. Indicatively, in the event that all nine projects (and no others) progressed to full development, we estimate total net incremental development spend in the region of approximately €200 million over the next three to four years.

Within these nine priority projects, two are currently under development. Both developments are in Poland and include the 75,000 sqm GLA Atrium Felicity shopping centre in Lublin, and the 5,000 sqm GLA stand-alone box pre-leased to Media Markt in Gdynia. As referenced earlier in this report, we continued to make very good progress at our Atrium Felicity development in Lublin which is now 79% let to a number of strong international and Polish retail brands. Gdynia is anticipated to complete during the final quarter of the year, at which point it will be transferred into our standing investment portfolio. The total market value of these developments at 30 September 2012 was €48.1 million and the incremental costs to completion are now assessed at approximately €68 million. The remaining seven priority projects are all extensions to existing income producing assets; four are located in Poland, and include our Atrium Copernicus and Promenada assets, while three are in Russia.

During the quarter the 6,450 sqm GLA Phase II of Atrium Galeria Mosty in Plock was completed, and opened in late September 2012.

In July, we took vacant possession of the 3.8 hectare parcel of land next to our Atrium Copernicus shopping centre in Toruń, Poland. The demolition works were completed by the previous owner and, with building permits in place, we are now finalising our plans for a 20,000 sqm extension. Our first priority at the site is to increase the size of the car park, which is not currently sufficient to satisfy existing demand for the centre. By undertaking this task first, as well as putting in the other infrastructure required, we will be able to minimise disruption to shoppers and tenants at the main centre during the construction of the extension.

Interim Financial Report 30 September 2012    9

Group Management Report

EPRA Results

EPRA Earnings

EPRA Earnings are calculated in accordance with the latest Best

Practice Recommendations of the European Public Real Estate

Association (“EPRA”).

	1/1/2012 -	1/1/2011 -
	30/9/2012	30/9/2011
	€’000	€’000
Earnings attributable to equity holders of the parent company	109,338	138,755

Revaluation of investment property	(24,698)	(81,807)
Net results on acquisitions and disposals	(756)	(32,515)
Goodwill impairment and amortisation of intangible assets	674	328
Deferred tax in respect of EPRA adjustments	10,949	15,239
Non controlling interest in respect of the above adjustments	(2,247)	3,348
EPRA Earnings	93,260	43,348
Weighted average number of shares (in shares)	372,988,116	372,824,782
EPRA Earnings per share (in €)	0.25	0.12

Company adjustments:*
Result on bond buy backs	1,519	(923)
Legal fees related to legacy legal disputes	1,435	12,470
Foreign exchange differences	(6,302)	6,823
Deferred tax not related to revaluation	1,688	6,432
Fair value adjustment to financial instruments	2,350	8,511
Non controlling interest in respect of the above company adjustments	(14)	20
Adjusted EPRA Earnings	93,936	76,681
Adjusted EPRA Earnings per share (in €)	0.25	0.21

*	The “Company adjustments” represent adjustments of other non-recurring items which could distort Atrium’s operating results. Such non-recurring items are disclosed separately from the operating performance in order to provide stakeholders with the most relevant information regarding the performance of the underlying property portfolio.

10

Group Management Report

EPRA Net Asset Value

	30/9/2012		31/12/2011
		in € per		in € per
Net Asset Value (“NAV”)	€’000	ordinary share	€’000	ordinary share
Equity	2,310,752		2,264,543
Non controlling interest	5,352		15,283

IFRS NAV per the financial statements	2,316,104	6.20	2,279,826	6.11
Effect of exercise of options	15,588		16,065

Diluted NAV, after the exercise of options	2,331,692	6.16	2,295,891	6.07

Fair value of financial instruments	17,064		9,060
Goodwill as a result of deferred tax	(11,205)		(11,475)
Deferred tax in respect of investment properties	124,936		113,333

EPRA NAV	2,462,487	6.51	2,406,809	6.36

	30/9/2012		31/12/2011
		in € per		in € per
EPRA Triple NAV (“NNNAV”)	€’000	ordinary share	€’000	ordinary share
EPRA NAV	2,462,487	6.51	2,406,809	6.36
Fair value of financial instruments	(17,064)		(9,060)
Impact of debt fair value	(13,896)		(5,764)
Deferred tax in respect of investment properties	(124,936)		(113,333)

EPRA NNNAV	2,306,591	6.09	2,278,652	6.02

Number of outstanding shares	373,285,423		372,892,253
Number of outstanding shares and options	378,519,715		378,264,424

Interim Financial Report 30 September 2012    11

Interim Financial Statements

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Statement of Financial Position as at 30 September 2012

		30/9/2012		31/12/2011
		€’000	€’000	€’000	€’000
	Note	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Assets
Non current assets
Standing investments	4	2,166,633		2,077,246
Developments and land	5	567,069		587,351
Other non current assets		97,868		100,778
			2,831,570		2,765,375

Current assets
Cash and cash equivalents	6	168,941		234,924
Other current assets		48,376		40,402
			217,317		275,326

Total assets			3,048,887		3,040,701

Equity	7		2,310,752		2,264,543

Liabilities
Non current liabilities
Long term borrowings	8	448,928		542,662
Other non current liabilities		174,596		147,758
			623,524		690,420

Current liabilities
Short term borrowings	8	55,018		25,330
Other current liabilities		59,593		60,408
			114,611		85,738

Total equity and liabilities			3,048,887		3,040,701

The interim Group management report and the condensed consolidated interim financial statements were approved and authorised for issue by the Board of Directors during the course of their meeting on 12 November 2012 and were duly signed on the Board’s behalf by Chaim Katzman, Chairman and Rachel Lavine, Chief Executive Officer.

12

Interim Financial Statements

Condensed Consolidated Income Statement for the period ended 30 September 2012

		1/7/2012 - 30/9/2012		1/1/2012 - 30/9/2012		1/7/2011 - 30/9/2011		1/1/2011 - 30/9/2011
(Unaudited)	Note	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Gross rental income		48,437		144,594		41,158		126,255
Service charge income		18,307		55,469		16,260		51,290
Net property expenses		(21,028)		(62,610)		(20,396)		(62,482)
Net rental income			45,716		137,453		37,022		115,063

Net result on acquisitions and disposals		401		756		27,279		32,515
Costs connected with developments and land		(1,134)		(4,564)		(726)		(2,545)
Revaluation of investment properties		(8,280)		24,698		22,982		81,807
Other depreciation and amortisation		(482)		(1,274)		(270)		(1,044)
Net administrative expenses		(7,501)		(19,716)		(5,465)		(31,082)
Net operating profit			28,720		137,353		80,822		194,714

Net financial income/(expenses)	9	797		(16,917)		(27,361)		(27,531)
Profit before taxation			29,517		120,436		53,461		167,183

Taxation credit/(charge) for the period	10	672		(13,543)		(11,232)		(24,264)

Profit after taxation for the period			30,189		106,893		42,229		142,919

Attributable to:
Equity holders of the parent		30,100		109,338		48,449		138,755
Non controlling interest		89		(2,445)		(6,220)		4,164
			30,189		106,893		42,229		142,919
Basic & diluted earnings per share in € attributable to shareholders*		0.08		0.29		0.13		0.37

*	Options under the employee share option plan have an anti-dilutive effect.

Condensed Consolidated Statement of Comprehensive Income

for the period ended 30 September 2012

	1/7/2012 - 30/9/2012		1/1/2012 - 30/9/2012		1/7/2011 - 30/9/2011		1/1/2011 - 30/9/2011
(Unaudited)	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Profit for the period	30,189		106,893		42,229		142,919
Exchange differences arising on translation of overseas operations	(5,268)		445		9,474		(2,519)

Movements in hedging reserves (net of deferred tax)	(2,446)		(6,483)		(3,576)		(5,076)
Deferred tax on items taken directly to equity	69		88		(72)		1,312
Total comprehensive income		22,544		100,943		48,055		136,636

Attributable to:
Equity holders of the parent	22,455		103,384		55,502		132,238
Non controlling interest	89		(2,441)		(7,447)		4,398
		22,544		100,943		48,055		136,636

Interim Financial Report 30 September 2012    13

Interim Financial Statements

Condensed Consolidated Cash Flow Statement for the period ended 30 September 2012

	1/1/2012 - 30/9/2012	1/1/2011 - 30/9/2011
(Unaudited)	€’000	€’000
Cash flows from operating activities	92,220	71,896
Cash flows used in investing activities	(29,011)	(248,554)
Cash flows used in financing activities	(129,676)	98,980
Decrease in cash and cash equivalents	(66,467)	(77,678)
Cash and cash equivalents at the beginning of the period	234,924	373,524
Foreign exchange differences	484	(6,284)
Cash and cash equivalents at the end of the period	168,941	289,562

Consolidated Statement of Changes in Equity for the period ended 30 September 2012

		Stated	Other	Hedging	Income	Currency	Share-	Non	Total
		capital	reserves	reserves	account	translation	holder	controlling	equity
							interest	interest
(Unaudited)	Note	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Balance as at 1 January 2012		2,899,118	3,571	(7,339)	(531,131)	(84,393)	2,279,826	(15,283)	2,264,543
Total comprehensive income		—	—	(6,483)	109,338	529	103,384	(2,441)	100,943
Transactions with owners
Share based payment		—	1,173	—	—	—	1,173	—	1,173
Issue of no par value shares		854	(129)	—	—	—	725	—	725
Dividends	7	(47,563)	—	—	—	—	(47,563)	—	(47,563)
Acquisition of non controlling interest	7	—	—	—	(21,441)	—	(21,441)	12,372	(9,069)
Balance as at 30 September 2012		2,852,409	4,615	(13,822)	(443,234)	(83,864)	2,316,104	(5,352)	2,310,752

Balance as at 1 January 2011		2,950,951	1,828	—	(676,401)	(92,637)	2,183,741	3,234	2,186,975
Total comprehensive income		—	—	(5,076)	138,755	(1,441)	132,238	4,398	136,636
Transactions with owners
Share based payment		—	1,327	—	—	—	1,327	—	1,327
Issue of no par value shares		264	(55)	—	—	—	209	—	209
Dividends	7	(39,147)	—	—	—	—	(39,147)	—	(39,147)
Acquisition of non controlling interest	7	—	—	—	—	—	—	(15,913)	(15,913)
Balance as at 30 September 2011		2,912,068	3,100	(5,076)	(537,646)	(94,078)	2,278,368	(8,281)	2,270,087

14

Interim Financial Statements

Notes to the Condensed Consolidated Interim Financial Statements for the period ended

30 September 2012

(Unaudited)

1. Reporting entity

Atrium European Real Estate Limited (“Atrium”) is a company incorporated and domiciled in Jersey. Its registered office and principal place of business is 11-15 Seaton Place, St. Helier, Jersey, Channel Islands.

The principal activity of Atrium and its subsidiaries (the “Group”) is the ownership, management and development of commercial real estate in the retail sector.

The Group primarily operates in Poland, the Czech Republic, Slovakia, Russia, Hungary and Romania.

2. Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as endorsed by the EU.

The unaudited condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and should be read in conjunction with the consolidated annual financial statements of the Group as at and for the year ended 31 December 2011.

The annual consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU.

Basis of measurements

The financial statements are presented in thousands of Euros (“€’000”), rounded to the nearest thousand, unless stated otherwise.

Amendment to and interpretations of existing standards effective in the current period

The Group has adopted the following amended IFRS as of 1 January 2012:

•	IAS 12 (Amendments) Deferred Tax: Recovery of Underlying Assets. In December 2010 the IASB issued the Amendments to IAS 12 with an effective date of 1 January 2012. The amendment did not have a material impact on the Group’s financial statements.

New standards that are not yet effective and have been reviewed by the Group

The following standards have been published and are mandatory for the Group’s accounting periods beginning on 1 January 2014 and subsequent periods if endorsed by the EU.

In preparation for the adoption of these standards Atrium management has performed an analysis of the impact of the below mentioned standards and has come to the following conclusions:

•	IFRS 10 Consolidated Financial Statements which replaces SIC-12 Consolidation—Special Purpose Entities and the consolidation elements of the existing IAS 27 Consolidated and Separate Financial Statements. The new standard adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity to generate returns for the reporting entity. The standard will not have a material impact on the Group’s financial statements.

•	IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures. IFRS 11 distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor’s consolidated accounts using the equity method. The standard will not have a material impact on the Group’s financial statements.

•	IFRS 12 Disclosure of Interests in Other Entities covers disclosures for entities reporting under IFRS 10 Consolidated Financial Statements and IFRS 11 Joint Arrangements replacing those in IAS 28 Investments in Associates and Joint Ventures and IAS 27 Separate Financial Statements. Entities are required to disclose information that helps financial statement readers evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries, in associates and joint arrangements and in unconsolidated structured entities. The standard only affects disclosures and will not have a material impact on the Group’s financial statements.

•	IAS 27 Separate Financial Statements which comprises those parts of the existing IAS 27 that dealt with separate financial statements. IAS 27 (2011) supersedes IAS 27 (2008). IAS 27 (2011) carries forward the existing accounting and disclosure requirements for separate financial statements, with some minor clarification. The standard will not have a material impact on the Group’s financial statements.

•	IAS 28 Investments in Associates and Joint Ventures covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged. The standard will not have a material impact on the Group’s financial statements.

Other new standards, amendments to and interpretations of existing standards that are not yet effective and have not already been early adopted by the Group are currently being reviewed.

Interim Financial Report 30 September 2012    15

Interim Financial Statements

Estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2011.

3. Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated annual financial statements as at and for the year ended 31 December 2011.

Non-controlling interest

Non-controlling interest is presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Non-controlling interests at initial recognition are measured at their proportionate interest in all the net assets of the subsidiary including recognised goodwill. Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity. When an entity loses control of a subsidiary, any gain or loss is recognised in the income statement.

Transaction costs in respect of transactions with non-controlling interests are also recorded in equity. Cash flows from transactions with non-controlling interests that do not result in the loss of control are classified in the consolidated cash flow statement as cash flows from financing activities.

Developments and land

Developments and land comprise capitalised development costs and land, except for the land on which standing investments are situated. The commencement of development with a plan or prior agreement to sale represents a change in use and accordingly the project is transferred from developments to inventories (under Other current assets). Inventory is measured at the lower of cost and net realisable value. The amount of any write-down of inventories to net realisable value and all losses associated with inventories shall be recognised as an expense in the income statement in the period the write-down or loss occurs. Developing for sale is not Atrium’s core business. At the completion of the transaction the carrying amount of the proceeds from sale less the inventory will be presented as net profit or loss in other income/(expenses).

4. Standing investments

The current portfolio of standing investments of the Group consists of 155 properties (31 December 2011: 155).

	30/9/2012	31/12/2011
	€’000	€’000
Balance as at 1 January	2,077,246	1,503,301
Movements—financial leases	3,551	19,630
Additions—new properties	—	413,574
Additions—technical improvements, extensions	20,201	17,886
Currency translation difference	5,399	(5,851)
Revaluation of standing investments	60,236	128,706
Balance as at the end of the period	2,166,633	2,077,246

In June 2012, Atrium signed sale and purchase agreements with IKP Togliatti (Invest Kino Project “IKP”) and IKP Volgograd, relating to premises in the Group’s shopping centres in Volgograd and Togliatti. The sale and purchase agreement with IKP Yekaterinburg for premises in the Group’s shopping centre in Yekaterinburg, Russia was signed in July 2012. IKP Togliatti, IKP Volgograd and IKP Yekaterinburg are subsidiaries of Russian Cinema Holdings (“RCH”) and were the co-owners and local operators of the cinemas in those three shopping centres. Atrium has contracted to acquire both the premises and the associated land. These transactions have allowed Atrium to gain increased ownership of the buildings and land for a total consideration of €9.3 million. RCH also signed new lease agreements whereby they remained a tenant of the Group.

5. Developments and land

The current portfolio of developments and land of the Group consists of 36 projects (31 December 2011: 37).

	30/9/2012	31/12/2011
	€’000	€’000
Balance as at 1 January	587,351	634,616
Movements—financial leases	(1,893)	10,549
Additions—cost of land and construction	18,058	19,724
Transfer to other current assets	(1,744)	—
Disposals	(214)	(28,799)
Interest capitalised	1,049	2,628
Currency translation difference	—	18
Revaluation of developments and land	(35,538)	(51,385)
Balance as at the end of the period	567,069	587,351

In July 2012 Atrium signed definitive contracts with a general contractor for the construction of its new development project in Lublin, Poland. Total net incremental costs to complete the project are approximately €66 million. The hypermarket component of the project will be developed and then sold to a major international food retailer in line with a forward sale agreement concluded in June 2012. As development with a prior agreement to sale represents a change in use, €1.7 million was transferred from developments to inventories and is disclosed under other current assets as at 30 September 2012.

16

Interim Financial Statements

In Toruń, Atrium finalized in July 2012 the acquisition of the 38,000 sqm land plot adjacent to our existing Atrium Copernicus shopping centre.

6. Cash and cash equivalents

As at 30 September 2012, the Group held cash in total amount of €168.9 million (2011: €234.9 million). The Group holds cash of €23.0 million (2011: €21.4 million) as backing for guarantees and/or other restricted cash issued by various banks on the Group’s behalf.

7. Equity

As at 30 September 2012, the total number of ordinary shares issued was 373,285,423 (2011: 372,892,253 shares). During the nine month period ended 30 September 2012, Atrium paid a dividend of €0.1275 (9M 2011: €0.1050) per ordinary share, which amounted to a total of €47.6 million (9M 2011: €39.1 million).

In January 2012, Atrium signed a share purchase agreement to acquire the 23% of the shares in the company MD TIME HOLDING LIMITED it did not already hold. Total consideration paid and transaction costs amounted to €9.0 million. Accordingly, as there is no longer any non-controlling interest (“NCI”), the negative historic NCI balance of €12.4 million was eliminated. The change in the parent’s ownership interest in the respective subsidiary is accounted for directly in equity and the impact was a decrease of €21.4 million.

8. Borrowings

	30/9/2012	31/12/2011
	Net book	Net book
	value	value
	€’000	€’000
Bonds	193,774	242,826
Loans	300,963	315,934
Other	9,209	9,232
Total	503,946	567,992

The borrowings are repayable as follows:

	30/9/2012	31/12/2011
	Net book	Net book
	value	value
	€’000	€’000
Due within one year	55,018	25,330
In second year	36,691	126,277
In third to fifth years inclusive	303,351	191,006
After five years	108,886	225,379
Total	503,946	567,992

In April 2012, Atrium completed the early repayment of two loans totalling €10.6 million from EUROHYPO AG bank including €0.2 million costs connected with these early repayments. The loans were originally scheduled to mature in October 2012.

On 29 June 2012, Atrium announced €50.6 million nominal value of acceptances of its 2003 bond buy back tender offer. The offer closed on 28 June 2012 and settlement took place on 3 July 2012. The net loss resulting from the bond buy back was €1.5 million.

9. Net financial expenses

	1/1/2012-	1/1/2011-
	30/9/2012	30/9/2011
	€’000	€’000
Interest income	2,883	4,758
Interest expense	(17,365)	(15,349)
Foreign currency differences	6,302	(6,823)
Net profit/(loss) from bond buy back	(1,519)	923
Impairment of financial instruments	(2,350)	(8,511)
Other financial expenses	(4,868)	(2,529)
Total net financial expenses	(16,917)	(27,531)

10. Taxation charge for the period

	1/1/2012-	1/1/2011-
	30/9/2012	30/9/2011
	€’000	€’000
Current period income tax expense	(906)	(2,593)
Deferred tax charge	(12,637)	(22,369)
Tax adjustment of previous years	—	698
Total taxation charge	(13,543)	(24,264)

Interim Financial Report 30 September 2012    17

Interim Financial Statements

11. Segment reporting

Reportable segments

For the period ended 30 September 2012	Standing investment segment €’000	Development segment €’000	Reconciling items €’000	Total €’000
Gross rental income	144,594	—	—	144,594
Service charge income	55,469	—	—	55,469
Net property expenses	(62,610)	—	—	(62,610)
Net rental income	137,453	—	—	137,453

Net result on acquisitions and disposals	404	352	—	756
Costs connected with developments and land	—	(4,564)	—	(4,564)
Revaluation of investment properties	60,236	(35,538)	—	24,698
Other depreciation and amortisation	(936)	—	(338)	(1,274)
Net administrative expenses	(8,349)	(623)	(10,744)	(19,716)
Net operating profit/(loss)	188,808	(40,373)	(11,082)	137,353

Net financial income/(expense)	(20,192)	(1,515)	4,790	(16,917)

Profit/(loss) before taxation	168,616	(41,888)	(6,292)	120,436

Taxation credit/(charge) for the period	(13,478)	371	(436)	(13,543)

Profit/(loss) after taxation for the period	155,138	(41,517)	(6,728)	106,893

Investment properties	2,166,633	567,069	—	2,733,702
Segment assets	2,261,272	611,114	176,501	3,048,887
Segment liabilities	634,589	95,252	8,294	738,135

For the period ended 30 September 2011	Standing investment segment €’000	Development segment €’000	Reconciling items €’000	Total €’000
Gross rental income	126,255	—	—	126,255
Service charge income	51,290	—	—	51,290
Net property expenses	(62,482)	—	—	(62,482)
Net rental income	115,063	—	—	115,063

Net result on acquisitions and disposals	24,544	7,971	—	32,515
Costs connected with developments and land	—	(2,545)	—	(2,545)
Revaluation of investment properties	112,363	(30,556)	—	81,807
Other depreciation and amortisation	(363)	—	(681)	(1,044)
Net administrative expenses	(10,905)	(707)	(19,470)	(31,082)
Net operating Profit/(loss)	240,702	(25,837)	(20,151)	194,714

Net financial income/(expense)	(16,118)	2,239	(13,652)	(27,531)

Profit/(loss) before taxation	224,584	(23,598)	(33,803)	167,183

Taxation credit/(charge) for the period	(25,923)	2,133	(474)	(24,264)

Profit/(loss) after taxation for the period	198,661	(21,465)	(34,277)	142,919

Investment properties	1,999,847	592,270	—	2,592,117
Segment assets	2,092,077	646,114	290,264	3,028,455
Segment liabilities	622,979	110,068	25,321	758,368

18

Interim Financial Statements

12. Investment in group undertakings

During the nine months of 2012:

•	Atrium acquired the 23% of the shares in the company MD TIME HOLDING LIMITED it did not already hold and now owns 100% of this entity and its subsidiaries, as disclosed in note 7.

•	MD CE Holding Limited, a 100% owned subsidiary of Atrium, purchased 20% of the shares in the company MD REAL ESTATE MANAGEMENT LTD and now owns 100% of this entity and its subsidiary.

•

Atrium established ten companies in the Czech Republic in order to facilitate efficient portfolio management initiatives: Atrium Alfa Czech Republic s.r.o., Atrium Pardubice Czech Republic s.r.o., Atrium Černého Czech Republic s.r.o., Atrium Beta Czech Republic s.r.o., Atrium Gamma Czech Republic s.r.o., Atrium Kappa Czech Republic s.r.o., Atrium Ostrava Czech Republic s.r.o., Atrium Zlín Czech Republic s.r.o., Atrium Delta Czech Republic s.r.o., and Atrium Lambda Czech Republic s.r.o

•

OOO Foras Magnitogorsk, OOO Foras Kislovodsk and OOO Foras Sergiev Posad merged into OOO Manhattan Brateevo. All assets and liabilities of OOO Foras Magnitogorsk, OOO Foras Kislovodsk and OOO Foras Sergiev Posad were combined with OOO Manhattan Brateevo. As a result of the merger, we recognised the deferred tax assets of €2.0m in the third quarter 2012.

13. Transactions with related parties

During the nine month period ended 30 September 2012, Gazit-Globe Ltd (“Gazit-Globe”) raised its stake in Atrium to 128,908,715 shares (2011: 117,862,332 shares) representing approximately 34.5% (2011: 31.6%) of Atrium’s total shares as at 30 September 2012.

In August 2012, the Compensation and Nominating Committee approved the grant of 127,119 options to Mr. Katzman in lieu of a consultancy fee of €0.15 million. Mr. Katzman, Director and Chairman of the Board of Directors together with his family held 255,000 shares (2011: 240,000 shares) in Atrium as at 30 September 2012. In total, Mr. Katzman and his family, through his holdings in Norstar Holdings Inc and Gazit-Globe held indirectly 35,651,426 of Atrium’s shares (2011: 32,645,097 shares), as at 30 September 2012. Together, these direct and indirect holdings represented approximately 9.6% of Atrium’s total shares as at 30 September 2012.

Aharon Soffer, Director, through his holding of Gazit-Globe shares, held indirectly 5,395 of Atrium’s shares (2011: 4,521 shares), as at 30 September 2012. This indirect holding represents approximately 0.001% (2011: 0.001%) of Atrium’s total shares as at 30 September 2012.

In September 2012, Joseph Azrack, Director, elected to receive 13,831 shares in Atrium in lieu of annual directors’ fees and top-up entitlement. Simon Radford also elected to receive 11,065 shares in Atrium in lieu of his annual director’s fee.

During the nine month period ended 30 September 2012, 227,119 options were granted. Out of the 5,372,171 outstanding options as at 31 December 2011, 305,000 options were exercised and 59,998 options were returned to the option pool. The total number of the outstanding options was 5,234,292 as at 30 September 2012.

In March 2012, the Compensation and Nominating Committee approved employee annual bonus payments for 2011. Rachel Lavine, Chief Executive Officer, was awarded a total bonus award of €729,167 which was settled partially by the guaranteed payment of €375,000 in cash and partially via the issuance of 63,274 shares at €3.63 per share, net of tax. The new shares were issued on 5 April 2012 and are subject to a lock-up period through to 31 July 2013.

14. Contingencies

There were no significant changes in the contingencies of the Group to those reported in note 2.41 of the Annual Financial Report 2011. Atrium is involved in certain claims submitted by holders of Austrian Depositary Receipts alleging losses derived from price fluctuations in 2007 and associated potential claims. As at 30 September 2012 the aggregate amounts claimed in proceedings to which Atrium was then a party was approximately €11.6 million. The number of claims and amounts claimed are expected to fluctuate over time as proceedings develop or are dismissed. Up to the date of authorisation of this Interim Financial Report, the aggregate amount of such claims is not expected to have increased to an extent that is material to the financial statements.

The claims are at varying stages of development. Where judgment has been handed down against Atrium in any proceedings, the matter is subject to appeal. Atrium rejects the claims, is defending them vigorously and has made no provision in respect of such matters.

The continuing uncertainty in the global markets, especially the Eurozone and real estate markets, as well as the limited amount of publicly available up-to-date data and research relating to the real estate markets in the countries in which the Group invests, could lead to significant changes in the values of the Group’s assets during subsequent periods. Atrium is not presently able to assess, with accuracy, the extent of any such changes.

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Independent Review Report to Atrium European Real Estate Limited

Introduction

We have been engaged by Atrium European Real Estate Limited (“Atrium”) to review the condensed consolidated set of financial statements in the interim financial report for the nine months ended 30 September 2012 which comprises the condensed consolidated statement of financial position as at 30 September 2012, the condensed consolidated income statement for the three month and nine month periods ended 30 September 2012, the condensed consolidated statement of comprehensive income for the three month and nine month periods ended 30 September 2012, the condensed consolidated cash flow statement for the nine months ended 30 September 2012, the consolidated statement of changes in equity for the nine months ended 30 September 2012, and the related explanatory notes.

We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated set of financial statements.

This report is made solely to Atrium in accordance with the terms of our engagement. Our review has been undertaken so that we might state to Atrium those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than Atrium for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors.

As disclosed in note 2, the annual consolidated financial statements of Atrium are prepared in accordance with International Financial Reporting Standards as endorsed by the EU. The condensed consolidated set of financial statements included in this interim financial report has been prepared in accordance with IAS 34 “Interim Financial Reporting” as endorsed by the EU.

Our responsibility

Our responsibility is to express to Atrium a conclusion on the condensed consolidated set of financial statements in the interim report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and

consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated set of financial statements in the interim financial report for the nine months ended 30 September 2012 is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’ as endorsed by the EU.

Heather J MacCallum

for and on behalf of KPMG Channel Islands Limited

Chartered Accountants and Recognized Auditor

37 Esplanade

St Helier

Jersey

JE4 8WQ

12 November 2012

Notes:

•

The maintenance and integrity of the Atrium European Real Estate Limited website is the responsibility of the directors, the work carried out by KPMG Channel Islands Limited does not involve consideration of these matters and, accordingly, KPMG Channel Islands Limited accept no responsibility for any changes that may have occurred to the condensed consolidated set of financial statements or review report since the 12 November 2012. KPMG Channel Islands Limited has carried out no procedures of any nature subsequent to 12 November 2012 which in any way extends this date.

•

Legislation in Jersey governing the preparation and dissemination of condensed consolidated financial statements may differ from legislation in other jurisdictions. The directors shall remain responsible for establishing and controlling the process for doing so, and for ensuring that the condensed consolidated financial statements are complete and unaltered in any way.

20

Personal Notes

Interim Financial Report 30 September 2012    21

Personal Notes

22

Directors, Executives and Professional Advisors

Directors:

Chaim Katzman

Rachel Lavine

Joseph Azrack

Noam Ben-Ozer

Peter Linneman

Simon Radford

Dipak Rastogi

Aharon Soffer

Thomas Wernink

Andrew Wignall

Group Executive Management:

Rachel Lavine	CEO
David Doyle	CFO
Nils-Christian Hakert	COO
Thomas Schoutens	CDO
Ewoud van Gellicum	GC

Administrator and Registrar:

Aztec Financial Services (Jersey) Limited

11-15 Seaton Place

St Helier

Jersey JE4 0QH

Independent Auditors:

KPMG Channel Islands Limited

Chartered Accountants

37 Esplanade

St Helier

Jersey

JE4 8WQ

Media Relations Advisor:

FTI Consulting

Holborn Gate, 26 Southampton Buildings

London, WC2A 1PB, UK

Registered office:

11-15 Seaton Place

St Helier

Jersey

JE4 0QH

Principal locations:

Czech Republic

Manhattan Real Estate Management s.r.o.

U Libeňského pivovaru 63/2, CZ-180-00

Prague

Hungary

Manhattan Real Estate Management Kft

Bécsi út 154, HU-1032

Budapest

The Netherlands

Atrium European Management NV

World Trade Center, C tower, Strawinskylaan 941

1077 XX Amsterdam

Poland

Atrium Poland Real Estate Management Sp. z o.o.

Al. Jerozolimskie 148, PL-02–326

Warsaw

Romania

Atrium Romania Real Estate Management SRL

Auchan Mall Office, Et.1, Office 2

560A Iuliu Maniu Boulevard

Bucharest

Russia

OOO Manhattan Real Estate Management

JAVAD Business Centre, The Triumph Palace

Chapaevskiy pereulok, Building 3, RU-125057

Moscow

How to contact us:

Website: www.aere.com

Analysts & Investors: ir@aere.com

Media: atrium@fticonsulting.com

General enquiries: atrium@aere.com

Cover photo:

Atrium Flóra shopping centre in Prague, the Czech Republic

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